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                                  ENDORSEMENT

This Endorsement is made a part of the contract to which it is attached. It modifies the "Allocation of Purchase Payments" and the "Transfers of Contract Values" provisions of the contract. Notwithstanding these or other provisions in the contract to the contrary, the following provisions are hereby added to the contract and shall take precedence:

      PURCHASE PAYMENTS ALLOCATED TO THE FIXED ACCOUNT

      Except as provided below or unless we otherwise agree, the amount of any purchase payment allocated to the Fixed Account is limited to 30% of the payment.

      More than 30% of a payment may be so allocated if:

      1. you establish an automated dollar cost averaging arrangement with respect to the payment according to company procedures currently in effect; or

      2. you are participating according to the rules of an asset allocation model portfolio program available under the contract, if any.

      TRANSFERS TO OR FROM THE FIXED ACCOUNT

      Any transfer of contract values to the Fixed Account cannot result in the value of the Fixed Account being greater than 30% of the contract value.

      The amount that may be transferred annually from the fixed account within the 30 days before or after the contract anniversary (or under an automated dollar cost averaging arrangement with respect to transfers according to company procedures currently in effect) may not exceed the greater of:

      1. 30% of the Fixed Account contract value (as of the beginning of the contract year); or

      2.    $10,000

This Endorsement is effective as of the contract date of this contract unless a different date is shown here.

AMERICAN CENTURION LIFE ASSURANCE COMPANY

/s/ Eric L. Marhoun

Secretary

272621                                                                A(6/03)